UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Gather Voices, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 21, 2017

Physical address of issuer
4021 N. Broadway, Chicago, IL 60613

Website of issuer
https://gathervoices.co/

Name
Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$126,582.00	$81,447.00
Cash & Cash Equivalents	$22,909.00	$15,676.00
Accounts Receivable	$56,641.00	$0.00
Short-term Debt	$154,888.00	$10,404.00
Long-term Debt	$637,964.00	$135,914.00
Revenues/Sales	$173,560.00	$137,606.00
Cost of Goods Sold	$19,268.00	$6,839.00
Taxes Paid	$0.00	$0.00
Net Income	-$548,555.00	-$118,540.00

<center>

April 25, 2019

FORM C-AR

Gather Voices, Inc.

</center>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Gather Voices, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://gathervoices.co/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Gather Voices, Inc. (the "Company") is a Delaware Corporation, formed on May 21, 2017. The Company was originally founded as Gather Voices LLC, an Illinois Limited Liability Company, on September 21, 2016. The business become Gather Voices Inc. a Delaware C-Corporation on May 22, 2017 and the LLC was dissolved on June 14, 2017.

The Company is located at 4021 N. Broadway, Chicago, IL 60613.

The Company's website is https://gathervoices.co/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

The Gather Voices platform, GV-One, is a subscription software service that includes browser-based and app-based interfaces for the end-user, and a content management system for the administrators that makes it easy for organizations to collect, manage and share user-generated video. GV-One helps clients save money and time compared to traditional video production processes by enabling organizations to request videos from end-users, and to help coach those end-users in creating videos from their smartphones on behalf of the sponsoring organization.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 22, 2017. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our

consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing services and thus may be better equipped than us to develop and commercialize these services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and their employees and constituents, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by utilizing Amazon Web Services and other cloud services that provide their own extensive security measures. The expenses associated with further protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael Hoffman and Joel Resnik who are CEO and CRO of the Company. The Company has or intends to enter into employment agreements with Michael Hoffman and Joel Resnik although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael Hoffman and Joel Resnik could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be

available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Michael Hoffman and Joel Resnik in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Michael Hoffman and Joel Resnik die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and eventually abroad where we will do business.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the short history of the company, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of skilled labor;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for one year. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Gather Voices platform, GV-One, is a subscription software service that includes browser-based and app-based interfaces for the end-user, and a content management system for the administrators that makes it easy for organizations to collect, manage and share user-generated video. GV-One helps clients save money and time compared to traditional video production processes by enabling organizations to request videos from end-users, and to help coach those end-users in creating videos from their smartphones on behalf of the sponsoring organization.

Business Plan

Our Company's flagship product, GV-One, is a VRM (Video Relationship Management) system which provides a way to connect organizations to their constituents through video. While the product was created in response to the needs of America's leading nonprofit organizations, it has broad applications for businesses around the world. From our initial nonprofit, higher-education, and trade association customers, we are expanding to a variety of businesses that have a need for video content for their digital engagement strategies. In addition, there is interest in GV-One for non-marketing use-cases, including knowledge management, market research, reporting, clinical trials, casting, media training, and human resource management. Through continued innovation and features, we intend to expand the reach and use of the product to these additional uses and sectors.

History of the Business

Gather Voices was originally formed as an Illinois limited liability company and reorganized as a Delaware corporation in May 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
GV-One	A software platform that makes it easy for organizations to collect,	US-based nonprofit organizations, trade associations, and businesses.

	manage, and publish user-generated video content.	

We are continually adding functionality to the GV-One platform, including software integrations and features that both impact the end-user experience and the administrator's ability to publish and manage videos.

We sell our products directly to organizations and are developing reseller agreements that enable individuals and businesses to sell our product in specific markets.

Competition

The Company's primary competitors are Boast, Storytap, SoTellUs, Thankview.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. In many cases, our primary competitors are organizations taking a different approach to achieve the collection of video assets, including traditional video production, social media scraping, and social media campaigns and contests. There are several known technology competitors which concentrate on specific segments of our market. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and knowledge of our specific initial markets which include nonprofits and trade associations.

Customer Base

The Company's customers are primarily in the not-for-profit, higher education, and trade association markets.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87760709	IC 009. US 021 023 026 036 038. G & S: Downloadable mobile applications for the creation and distribution of user-generated video content. FIRST USE: 20170131. FIRST USE IN COMMERCE: 20170131 IC 042. US 100 101. G & S: Providing a website featuring non-downloadable software for the creation and distribution of user-generated video content; Providing on-line non-downloadable software for the creation and distribution of user-generated video content. FIRST USE: 20170131. FIRST USE IN COMMERCE: 20170131	Gather Voices	01/18/18	09/04/2018	USA
87760744	IC 042. US 100 101. G & S: Providing a website featuring non-downloadable software for the creation and distribution of user-generated	GV-One	01/18/18	11/6/2018	USA

	video content; Providing on-line non-downloadable software for the creation and distribution of user-generated video content				

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the area of digital content, consumer protection, and data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4021 N. Broadway, Chicago, IL 60613

The Company conducts business in Illinois.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Michael Hoffman – Chief Executive Officer, Director

Mr. Hoffman is the founder of Gather Voices. He has been a director of the Company and Chief Executive Officer since May 2017. He is a tech startup veteran with 20 years of experience managing development and marketing teams. He started working in Israel with startups in the VoIP, web content, and telecom fields in the late 90s. In 2005, he founded See3, a digital marketing agency based in Chicago. Michael has become an expert in the use of online video and digital strategy, is an international speaker on the subject, and a consultant to organizations for content development and strategy. He serves on the advisory board of the Integrated Marketing program at the University of Chicago.

Education
Mr. Hoffman holds a bachelor's degree in history from the University of Wisconsin, Madison. He also completed one year of law school at the University of Maryland School of Law, where

he was first in his class. Mr. Hoffman discontinued his legal studies in order to start a career building internet companies.

Joel Resnik – Chief Revenue Officer

Mr. Resnik joined Gather Voices, Inc. in 2017. Prior to Gather Voices, he worked as a Senior Manager in Experience Transformation for Universal Orlando Resort from October 2016 to December 2017. Prior to Universal Orlando Resort, Mr. Resnik was the President of EXP Commerce from January 2015 to January 2016. Prior to EXP, he spent over four years at RedBox, first as General Manager/Vice President of Video Games from April 2011 to April 2013 and then as Vice President of Integrated Marketing from November 2013 to November 2014.

Education
Mr. Resnik holds a Bachelor's degree in marketing from the University of Florida.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees total located in Illinois and Florida.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Joel Resnik	Employment Agreement	January 2, 2017	

CAPITALIZATION AND OWNERSHIP

The Company is authorized to issue thirteen million (13,000,000) shares of a single class of capital stock (the "Common Stock"), with a par value $0.0001 per share.

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,000,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Options
Amount outstanding	130,000 outstanding, 1,090,909 authorized
Voting Rights	Each option is convertible into shares of Common Stock. Upon conversion of their option, the holders shall have one vote for each share of stock held by such holders.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.

Type of security	Convertible Notes
Principal amount outstanding	$637,320.00
Voting Rights	None until converted into the Company's equity securities.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The availability of any Common Stock convertible from such convertible notes not issued pursuant to Regulation CF, and its potential future issuance, may be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Multiple lenders
Principal amount outstanding	$62,320.00
Interest rate and payment schedule	5% per annum, payable at the option of the Company or convertible on conversion of the convertible notes into the Company's equity securities.
Amortization schedule	Outstanding principal is payable at the option of the Company or convertible on conversion of the convertible notes into the Company's equity securities.
Describe any collateral or security	Unsecured
Maturity date	N/A
Other material terms	The Company does not have the right to repurchase the notes.

Type of debt	Convertible Notes
Name of creditor	Multiple lenders
Principal amount outstanding	$575,000.00
Interest rate and payment schedule	5% per annum, payable at maturity.
Amortization schedule	Outstanding principal is payable at maturity.
Describe any collateral or security	Unsecured.
Maturity date	24 months following the issuance of each note, respectively.
Other material terms	The Company does not have the right to repurchase the notes.

On October 1, 2017, the Company entered into a loan with See3 Communications. Pursuant to the terms of said loan, the Company to pay See3 Communications $135,915.52. The principal amount of this loan, and any interest due thereon has been fully repaid as of the date of this Form C-AR.

The total amount of outstanding debt of the company is $792,852.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	$62,320.00	General Working Capital	April 10, 2018	Regulation CF
Convertible Notes	$575,000.00	General Working Capital	April 18, 2019 – May 29, 2018	Section 4(a)(2)

Ownership

A majority of the company is owned by Michael Hoffman and See3 Communications.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Michael Hoffman	64.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from subscriptions to the GV-One platform. For the year ended December 31, 2018, we recorded revenue of $173,560.00, and net income of ($548,555.00). Our primary expenses are payroll and research and development.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

Liquidity and Capital Resources

On April 10, 2018 the Company conducted an offering pursuant to Regulation CF and raised $62,320.00. The Company subsequently raised $575,000.00 in additional funds in an exempt offering as described above under "Capitalization and Ownership."

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	See3 Communications LLC
Relationship to the Company	Michael Hoffman is the principal of See3 Communications.
Total amount of money involved	$135,915.52
Benefits or compensation received by related person	The loan was unsecured, non-interest bearing, and matured in December 2018
Benefits or compensation received by Company	Funds for operation
Description of the transaction	See3 Communications advanced operating funds to Gather Voices in 2017. This debt has been fully paid.

Intellectual Property

Related Person/Entity	See3 Communications LLC
Relationship to the Company	Michael Hoffman is the principal of See3 Communications
Total amount of money involved	$147.00
Benefits or compensation received by related person	Shares of common stock in the Company
Benefits or compensation received by Company	Contribution of intellectual property that
Description of the transaction	See3 traded the IP in the Gather Voices product for equity in Gather Voices.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Michael Hoffman
(Signature)

Michael Hoffman
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Hoffman
(Signature)

Michael Hoffman
(Name)

CEO
(Title)

8/25/2019
(Date)

/s/ Joel Resnik
(Signature)

Joel Resnik
(Name)

Chief Revenue Officer
(Title)

8/25/2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

GATHER VOICES, INC.

YEAR ENDED DECEMBER 31, 2018

GATHER VOICES, INC.

YEAR ENDED DECEMBER 31, 2018

CONTENTS

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

BALANCE SHEET

December 31, 2018

ASSETS

Current assets:		
Cash	$	22,909
Accounts receivable		56,641
Inventory		1,045
Prepaid expenses		7,432
Total current assets		88,027
Property and equipment:		
Software		81,647
Less accumulated depreciation		43,092
Property and equipment, net		38,555
Total assets	$	126,582

These financial statements have not been subjected to an audit, review, or compilation
engagement, and no assurance is provided on them.

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

BALANCE SHEET (CONTINUED)

December 31, 2018

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 18,488
Credit cards payable	11,470
Deferred revenues	104,144
Due to shareholder	364
Interest payable	20,422
Total current liabilities	154,888
Long-term liabilities:	
Notes payable - shareholders	637,964
Total liabilities	792,852
Shareholders' equity:	
Common stock ($.0001 par value; 13,000,000 shares authorized; 8,000,000 shares issued and outstanding)	800
Additional paid-in capital	25
Retained earnings (deficit)	(667,095)
Total shareholders' equity (deficit)	(666,270)
Total liabilities and shareholders' equity	$ 126,582

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended December 31, 2018		
Revenues	$	173,560
Cost of revenues		19,268
Net revenues		154,292
Operating expenses		702,847
Net loss		(548,555)
Retained earnings (deficit), beginning of year		(118,540)
Retained earnings (deficit), end of year	$	(667,095)

These financial statements have not been subjected to an audit, review, or compilation
engagement, and no assurance is provided on them.

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

STATEMENT OF CASH FLOWS

Year ended December 31, 2018

Operating activities:		
Net loss	$	(548,555)
Adjustments to reconcile above to cash provided by (used in)		
operating activities:		
Depreciation and amortization		27,216
(Increase) decrease in operating assets:		
Accounts receivable		(56,641)
Inventory		(1,045)
Prepaid expenses		(7,432)
Increase (decrease) in operating liabilities:		
Accounts payable		9,564
Credit cards payable		1,066
Deferred revenues		60,224
Due to shareholder		364
Interest payable		20,422
Cash used in operating activities		(494,817)
Financing activities:		
Proceeds from notes payable - shareholders		502,050
Cash provided by financing activities		502,050
Increase in cash		7,233
Cash, beginning of year		15,676
Cash, end of year	$	22,909
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	5,546

These financial statements have not been subjected to an audit, review, or compilation
engagement, and no assurance is provided on them.

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

STATEMENT OF OPERATING EXPENSES

Year ended December 31, 2018		
Accounting fees	$	5,115
Advertising and marketing		2,956
Automobile expenses		14,751
Banking and credit charges		1,803
Business development		8,313
Conferences and events		951
Consultant fees		63,164
Contractors		40,443
Depreciation		27,216
Dues and subscriptions		1,659
Insurance		54,910
Interest		25,968
Legal and professional		12,105
Loan processing fees		6,006
Meals and entertainment		5,373
Office and computer supplies		9,237
Payroll processing fees		675
Payroll taxes		19,014
Rent		6,486
Research development		108,208
Salaries and related benefits		267,500
Taxes and licenses		232
Telephones		288
Travel		20,474
Total operating expenses	$	702,847

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

GATHER VOICES, INC.

YEAR ENDED DECEMBER 31, 2017

GATHER VOICES, INC.

YEAR ENDED DECEMBER 31, 2017

CONTENTS

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

BALANCE SHEET

December 31, 2017

ASSETS

Current assets:		
Cash	$	15,676
Total current assets		15,676
Property and equipment:		
Software		81,647
Less accumulated depreciation		15,876
Property and equipment, net		65,771
Total assets	$	81,447

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

BALANCE SHEET (CONTINUED)

December 31, 2017

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

Accounts payable	$	8,924
Credit cards payable		10,404
Deferred revenues		43,920
Total current liabilities		63,248

Long-term liabilities:

Related party loan		135,914
Total liabilities		199,162

Shareholders' equity:

Common stock ($.0001 par value; 13,000,000 shares authorized; 8,000,000 shares issued and outstanding)		800
Additional paid-in capital		25
Retained earnings (deficit)		(118,540)
Total shareholders' equity (deficit)		(117,715)
Total liabilities and shareholders' equity	$	81,447

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended December 31, 2017		
Revenues	$	137,606
Cost of revenues		6,839
Net revenues		130,767
Operating expenses		249,307
Net loss		(118,540)
Retained earnings, beginning of year		
Retained earnings (deficit), end of year	$	(118,540)

These financial statements have not been subjected to an audit, review, or compilation
engagement, and no assurance is provided on them.

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

STATEMENT OF CASH FLOWS

Year ended December 31, 2017		
Operating activities:		
Net loss	$	(118,540)
Adjustments to reconcile above to cash provided by (used in) operating activities:		
Depreciation and amortization		15,876
Increase (decrease) in operating liabilities:		
Accounts payable		8,924
Credit cards payable		10,404
Deferred revenues		43,920
Cash used in operating activities		(39,416)
Investing activity:		
Purchase of equipment		(81,647)
Cash used in investing activities		(81,647)
Financing activity:		
Proceeds from related party loan		135,914
Issuance of common stock		825
Cash provided by financing activities		136,739
Increase in cash		15,676
Cash, beginning of year		—
Cash, end of year	$	15,676

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

GATHER VOICES, INC.

Substantially All Disclosures Required by the Accrual Basis of Accounting Omitted

STATEMENT OF OPERATING EXPENSES

Year ended December 31, 2017

Advertising	$	3,510
Banking and credit charges		3,561
Consulting		6,758
Depreciation		15,876
Legal and professional		5,000
Licenses		214
Meals and entertainment		904
Office supplies		3,072
Organizational expenses		36,555
Salaries and related benefits		164,114
Rent		4,653
Travel		5,090
Total operating expenses	$	249,307